                                           Filed Pursuant to Rule 424(b)(2)
                                                        File Nos. 333-62516
                                                                  333-62516-01
                                                                  333-62516-02
                                                                  333-62516-02
                                                                  222-62516-04



           Prospectus Supplement to Prospectus dated June 18, 2001.

                                 $300,000,000

                      The Bank of New York Company, Inc.

                   6.375% Senior Subordinated Notes due 2012

                               -----------------


   We will pay interest on the notes on April 1 and October 1 of each year. The first such payment will be made on October 1, 2002. The notes will mature on April 1, 2012. The notes are not redeemable before maturity. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

   The notes will be unsecured obligations and will be subordinated to our senior indebtedness as described in the accompanying prospectus. The amount of senior indebtedness totaled approximately $2.6 billion at February 28, 2002. Our senior subordinated indenture does not limit or prohibit us from incurring additional senior indebtedness.

   Payment of principal of the notes may be accelerated only in the case of our bankruptcy, insolvency or reorganization, and there is no right of acceleration of this payment upon a default in the payment of principal of or interest on the notes or in the performance of any of our other covenants in our senior subordinated indenture.

                               -----------------


   The notes are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                                                            Per Note    Total
                                                            -------- ------------
Initial public offering price..............................  99.874% $299,622,000
Underwriting discount......................................   0.073%     $219,000
Proceeds, before expenses, to us...........................  99.801% $299,403,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from March 26, 2002 and must be paid by the purchaser if the notes are delivered after March 26, 2002.

                               -----------------


   The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment on March 26, 2002.

Goldman, Sachs & Co.                                   BNY Capital Markets, Inc.

                               -----------------


                   Prospectus Supplement dated March 15, 2002.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

   Our ratios of earnings to fixed charges for the six months ended June 30, 2001 and the nine months ended September 30, 2001 were 6.47 and 4.93, respectively, excluding interest on deposits, and 2.18 and 2.02, respectively, including interest on deposits. For our ratios of earnings to fixed charges for each of the five years ended December 31, 2000, see "Consolidated Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements" in the accompanying prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   The SEC allows us to "incorporate by reference" the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. In addition to the documents identified in the accompanying prospectus under "Where You Can Find More Information", we incorporate by reference our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001 and September 30, 2001 and our Current Reports on Form 8-K dated July 16, 2001, July 23, 2001, October 18, 2001 and January 17, 2002, and any future filings that we make with the SEC under the Securities Exchange Act of 1934 if the filings are made prior to the time that all of the notes are sold in this offering. You can also find more information about us from the sources described under "Where You Can Find More Information" in the accompanying prospectus.

                           DESCRIPTION OF THE NOTES

   We will issue the notes under our senior subordinated indenture, dated as of October 1, 1993, with J.P. Morgan Trust Company, National Association, the trustee. The accompanying prospectus outlines some of the provisions of the senior subordinated indenture. If you would like more information about the senior subordinated indenture, you should review it as filed with the SEC. See "Where You Can Find More Information" in the accompanying prospectus for directions on how you can get a copy of the senior subordinated indenture. This prospectus supplement includes brief summaries of the notes and the senior subordinated indenture. See "Description of Senior Debt Securities and Senior Subordinated Debt Securities" in the accompanying prospectus for more information.

   The notes will be a series of unsecured, senior subordinated debt securities issued under our senior subordinated indenture. The notes are being initially offered in the aggregate principal amount of $300,000,000 and will mature on April 1, 2012. The senior subordinated indenture permits us to "reopen" this offering of notes without the consent of the holders of the notes. Accordingly, the principal amount of notes may be increased in the future on the same terms and conditions and with the same CUSIP number(s) as the notes being offered by this prospectus supplement. The notes will bear interest at the rate of 6.375% per annum from March 26, 2002, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2002, to the persons in whose names the notes (or any predecessor notes) are registered at the close of business on the 15th calendar day (whether or not a business day) before the interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The notes will be issued only in book-entry registered form in denominations of $1,000 and integral multiples thereof. We may not redeem the notes before maturity and there will be no sinking fund in respect of the notes.

   As long as the notes are registered in the name of DTC or its nominee, we will pay principal and interest due on the notes to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the notes as described in the accompanying prospectus under the heading "Book-Entry Issuance."

   The defeasance provisions of the senior subordinated indenture described under "Description of Senior Debt Securities and Senior Subordinated Debt Securities--Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

   The payment of the principal of and interest on the notes will, to the extent set forth in the senior subordinated indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the senior subordinated indenture). In certain events of insolvency, the payment of the principal of and interest on the notes will, to the extent set forth in the senior subordinated indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial
Obligations (as defined in the senior subordinated indenture). Our obligations under the notes will rank equally in right of payment with other senior subordinated debt securities and with Existing Subordinated Indebtedness, subject to the obligations of the holders of notes to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as provided in the senior subordinated indenture. The amount of senior indebtedness totaled approximately $2.6 billion at February 28, 2002. The senior subordinated indenture does not limit or prohibit us from incurring additional senior indebtedness. See "Description of Senior Debt Securities and Senior Subordinated Debt Securities--Subordination of Senior Subordinated Debt Securities" in the accompanying prospectus.

   Payment of principal of the notes may be accelerated only in the case of our bankruptcy, insolvency or reorganization, and there is no right of acceleration of this payment upon a default in the payment of principal of or interest on the notes or in the performance of any of our other covenants in the senior subordinated indenture. See "Description of Senior Debt Securities and Senior Subordinated Debt Securities--Defaults--The Senior Subordinated Indenture" in the accompanying prospectus.

                                 UNDERWRITING


   We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                                Principal
                Underwriter                                  Amount of Notes
                -----------                                  ---------------
Goldman, Sachs & Co. ..................................       $270,000,000
BNY Capital Markets, Inc. .............................         30,000,000
                                                              ------------
    Total .............................................       $300,000,000
                                                              ------------

   The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

   Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.06% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.025% of the principal amount of the notes. If all of the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

   The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

   In connection with this offering the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

   We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $115,000.

   We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   BNY Capital Markets, Inc., one of the underwriters, is a wholly-owned subsidiary of ours. Accordingly, the offering will be conducted in accordance with Conduct Rule 2720 of the National

   Association of Securities Dealers, Inc. The underwriters will not confirm sales of the notes to any account over which they exercise discretionary authority without the prior written specific approval of the customer.

   It is expected that delivery of the notes will be made, against payment for the notes, on or about March 26, 2002, which will be the seventh business day following the date of pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this prospectus supplement or the next three succeeding business days will be required, because the notes initially will settle within seven business days (T+7), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this prospectus supplement or the next three succeeding business days should consult their own legal advisors.

   Goldman, Sachs & Co. and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Also, as described above, BNY Capital Markets, Inc. is a wholly-owned subsidiary of ours.

                                 LEGAL MATTERS

   The validity of the notes is being passed upon for us by Paul A. Immerman, Esq., our Senior Counsel, and on behalf of the underwriters by Pillsbury Winthrop LLP, New York, New York. Mr. Immerman owns shares of our common stock.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus constitute an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

                                   ----------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                                            Page
                                                                            ----

Consolidated Ratios of Earnings to Fixed Charges .........................   S-2
Where You Can Find More Information ......................................   S-2
Description of the Notes .................................................   S-2
Underwriting .............................................................   S-4
Legal Matters ............................................................   S-5

                                   Prospectus

About this Prospectus ....................................................     1
Consolidated Ratios of Earnings to Fixed
Charges and Combined Fixed Charges and
Preferred Stock Dividend Requirements ....................................     2
Where You Can Find More Information ......................................     2
The Company ..............................................................     4
The BNY Trusts ...........................................................     4
Certain Regulatory Considerations ........................................     6
Use of Proceeds ..........................................................     7
Description of Senior Debt Securities and Senior
Subordinated Debt Securities .............................................     8
Description of Junior Subordinated Debt Securities .......................    22
Description of Trust Preferred Securities ................................    33
Description of Guarantees ................................................    42
Relationship Among the Trust Preferred
Securities, the Corresponding Junior
Subordinated Debt Securities, the Expense
Agreement and the Guarantees .............................................    44
Description of Preferred Stock ...........................................    46
Description of Depositary Shares .........................................    49
Description of Common Stock ..............................................    51
Description of Preferred Stock Purchase
  Rights .................................................................    52
Book-Entry Issuance ......................................................    53
Validity of Securities ...................................................    56
Experts ..................................................................    56
Plan of Distribution .....................................................    56

                                 $300,000,000


                      The Bank of New York Company, Inc.

                           6.375% Senior Subordinated
                                 Notes due 2012

                                   ----------

                             PROSPECTUS SUPPLEMENT

                                   ----------

                             Goldman, Sachs & Co.
                           BNY Capital Markets, Inc.


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